Exhibit 23
Consent of Independent Registered Public Accounting Firm
The Salary and Employee Benefits Committee of Selective Insurance Company of America:
We consent to the incorporation by reference in the Registration Statement (No. 333-10477) on Form S-8 of Selective Insurance Group, Inc. of our report dated June 20, 2008, with respect to the statements of net assets available for plan benefits of the Selective Insurance Retirement Savings Plan as of December 31, 2007 and 2006, the related statement of changes in net assets available for Plan benefits for the year ended December 31, 2007, and the related supplemental Schedule H, line 4 (i)-Schedule of assets (held at end of year) as of December 31, 2007 which report appears in the December 31, 2007 annual report on Form 11-K of the Selective Insurance Retirement Savings Plan.
/s/ KPMG LLP
New York, New York
June 20, 2008